United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Bank of America Corporation

Name of persons relying on exemption: John Harrington, Harrington Investments, Inc.

Address of persons relying on exemption: Harrington Investments, Inc., 1001 Second Street, Suite 325, Napa, CA 94559

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to Bank of America Corporation

Harrington Investments, Inc. urges you to vote FOR Proposal #7 on the proxy, the Shareholder Proposal requesting the Board to review the “Statement of Purpose of a Corporation” signed by our CEO to address incongruities in documents, policies or practices

SUMMARY OF RESOLUTION

The Proposal requests our board of directors, acting as responsible fiduciaries, review the BRT Statement of the Purpose of a Corporation to determine if such statement is reflected in our Company’s current governance documents, policies, long term plans, goals, metrics and sustainability practices and publish its recommendations on how any incongruities may be reconciled by changes to our Company’s governance documents, policies or practices

Support for this resolution is warranted because:

1.	The current pandemic and recovery process elevate the importance of procedures and principles for transparency and accountability of trade-offs between stakeholders, stockholders, executives and short-term returns versus the long-term viability of the company. The Company’s commitment to its stakeholders is being tested in the pandemic environment. The limited responses of federal level health and economic relief and recovery efforts are placing increased onus on our Company to operate in the highest ethical and transparent manner.

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2.	Clear principles and processes would safeguard public perception and shareholder confidence. In contrast to the Statement, the currently stated “corporate purpose” of Bank of America, according to the Certificate of Incorporation, is simply “to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware”.

Background

The Business Roundtable Statement of the Purpose of the Corporation issued in August 2019 and signed by the CEO of our company, implies a corporate commitment to all the company’s stakeholders, not just to the stockholders. The statement notes:

While each of our individual companies serves its own corporate purpose, we share a fundamental commitment to all of our stakeholders.

For instance, the Statement commits the companies to “Investing in our employees. This starts with compensating them fairly and providing important benefits.” It further commits companies to “Supporting the communities in which we work. We respect the people in our communities and protect the environment by embracing sustainable practices across our businesses.”

The Business Roundtable’s Statement is touted by the endorsers and materials accompanying it as going “beyond shareholder primacy.” As such, our CEO’s sign-on to the Statement raises very important questions for the Company, the board, and its shareholders. To what degree is the corporation responsible to its stakeholders, beyond its investors? How will it balance these interests and commitments? Is commitment to all the equivalent of accountability to “none?”

Our Company’s existing governance documents evolved in an environment of shareholder primacy, but the Statement articulates a new purpose, mov[ing] away from shareholder primacy, and includes commitment to all stakeholders. … the Statement, as company policy, may conflict with [Delaware] law unless integrated into Company governance documents, including bylaws, Articles of Incorporation, and/or Committee Charters.

The potential clash between the practical application of the commitments in the Statement to “all stakeholders” and the Company’s governance documents and practices rooted in shareholder primacy trigger a need for review and consideration by the Board. Shareholders have a right to understand how the members of the Board will approach implementing these new commitments, while maintaining their legal and fiduciary duties to shareholders.

COVID-19 is Testing Our Company’s Stakeholder Commitment

In the current pandemic and in the unusual process of recovery that will follow, the company’s commitment to its stakeholders is being put to the test. There are few guiding principles or procedures provided in the company’s governance documents to ensure transparency and accountability in addressing conflicting interests of stakeholders, for instance, ensuring company loyalty to employees.

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The sustainability of the company in this difficult time is paramount, but the question raised by the proposal is whether there are guiding principles for decisions when there is evident conflict among stakeholders. As demonstrated by the 2008 Troubled Assets Relief Program (TARP), in an atmosphere in which trillions of dollars in government support and bailouts are at issue, the scrutiny of our company and others will intensify regarding questions at the core of this proposal.

For instance, when it comes to trade-offs against the support of employees, how is the company guided in deciding whether, in this environment, to:

•	continue to give bonuses to executives?
•	conduct stock buybacks?
•	pay employees during furlough?
•	pay dividends?
•	provide and/or improve healthcare benefits for all employees regarding COVID-19?

What are the procedural mechanisms for resolving these issues with transparency and accountability? Changes in the governance process could enhance accountability. For instance, it has been suggested that US companies ensure that nonexecutive employees have seats on the board directors. Alternatively, other consultative mechanisms could be established through governance vehicles.

As corporate lawyers David A. Katz and Laura A. McIntosh have noted regarding the pandemic and boards of directors on the Harvard Law School Forum on Corporate Governance:

The physical health and financial health of corporate stakeholders are intertwined in this crisis. As it confronts this dual threat, management should review with the board the viability of the enterprise from short-, medium-, and long-term perspectives in order to ascertain that corporate strategies are in place, with the board being updated as needed, to maintain that viability.1

Company’s opposition statement and stakeholder programs do not negate the need for proposal

As the Company acknowledges in its opposition statement, the new “Statement on the Purpose of a Corporation” was issued to acknowledge “their ‘fundamental commitment’ to all of the company’s stakeholders.” The Company further expresses that its “commitment to our stakeholders is not new, and is thoroughly reflected through Responsible Growth, which entails growing and winning in the marketplace by remaining committed to our customer-focused strategy and managing risk well.” Thus, the opposition statement asserts that the company has already implemented the Proposal because it has in place policies and procedures designed to ensure the interests of all stakeholders are taken into account.

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1 Excerpt from Director Oversight in the Context of COVID-19 on the Harvard Law School Forum on Corporate Governance by David A. Katz and Laura A. McIntosh, Wachtell, Lipton, Rosen & Katz, April 8, 2020.

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Recent history suggests misalignment with stakeholder interest

Yet in practice these policies and practices have led to numerous misalignments with stakeholder interests. Recent history is full of demonstrations that our company’s commitment to its stakeholders is at times tenuous.

Employment Issues

Bank of America was spotlighted in New York Times coverage for allegedly pressuring traders to come in to work in New York offices during the surge in Coronavirus cases, since “state and federal guidelines have established financial services as an essential economic activity, banks have a wide leeway in deciding who must work at job sites and who may stay home.”2

This follows a history of employee discrimination allegations. For instance, in 2013, Bank of America and Merrill Lynch reportedly paid $160 million to settle a racial discrimination case involving 700 brokers, and the following month they agreed to pay $39 million to settle a gender discrimination suit. Around that same time period, the U.S. Department of Labor ordered Bank of America to pay over $2 million in compensation for discriminating against African American job candidates over two decades.3

Irreconcilable: sustainability commitment and role in fossil fuel development. For example, it is hard to reconcile company practices and the Statement which asserts a commitment to “a healthy environment” and “to respect the people in our communities and protect the environment by embracing sustainable practices across our businesses.”

Global agreements indicate that fossil fuel consumption and production must be reduced sharply to head off catastrophic climate change. Yet, from 2016 -2019, Bank of America has had a large stake in fossil fuel investments, despite the need under the global climate agreements to sharply curtail fossil fuel consumption and development: According to Banking on Climate Change: Fossil Fuel Finance Report Card 2020,4 Bank of America:

•	Financed a total of $156.925 billion from 2016-2019 for over 2,100 companies active across the fossil fuel life cycle.
•	Made the “dirty dozen: Worst Banks Since the Paris Agreement” (2016-2019)
•	Was the third highest in financing for 100 key oil, gas & coal companies expanding fossil fuels, providing $61.655 billion from 2016-2019.
•	Was the eighth biggest funder of coal power from 2016-2019, but an almost doubling of its financing between 2018 and 2019 means that it was the largest non-Chinese coal power funder in 2019 (showing the toothlessness of its April 2019 policy barring funding for developed-world coal power projects).
•	Financed $426 million to the 30 top coal mining companies and $4.333 billion from 2016-2019.
•	Provided $2.491 billion in financing for the 30 top tar sands production companies and 5 key tar sands pipeline companies from 2016-2019.

•	Provided $4.177 billion in financing for 30 top liquefied natural gas import and export companies from 2016-2019.

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2 https://www.nytimes.com/2020/04/09/business/coronvirus-bank-of-america-workers.html?searchResultPosition=1

3 https://money.cnn.com/2013/09/24/news/companies/bofa-racial-discrimination/

4 http://priceofoil.org/content/uploads/2020/03/Banking_on_Climate_Change_2020.pdf

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•	Provided $30.267 billion in financing for 30 top fracking companies & 10 key fracked oil & gas companies from 2016-2019.
•	Provided $14.966 billion in financing for 30 top offshore oil & gas companies from 2016-2019.
•	Provided a total of $859 million in financing for the 30 top arctic oil & gas companies from 2016-2019.
•	Had the biggest absolute increase in fossil financing last year – a $13.1 billion increase from 2018 to 2019.

Tenuous commitments to consumers and society. Similarly, commitments to consumers and society expressed in the Statement are hard to reconcile with the company’s recent record of penalties and violations associated with allegedly fraudulent practices. All told, since 2000, Bank of America has paid in excess of $83 billion in penalties for an array of consumer and financial violations. It appears that deeper reforms as proposed by the proposal are appropriate to ensure the type of alignment implied by the Statement. To cite a few examples:

In 2011, FINRA fined Merrill Lynch, the investment house acquired by Bank of America, $3 million for misrepresenting loan delinquency data when selling residential subprime mortgage securities, and in October 2011 fined it $1 million for failing to properly supervise one of its registered representatives who was operating a Ponzi scheme.

More FINRA fines came in 2012: $1 million for failing to arbitrate disputes with employees; $2.8 million (plus $32 million in remediation) for unwarranted fees; and $500,000 for failing to file hundreds of required reports. In December 2011 Bank of America agreed to pay $315 million to settle a class-action suit alleging that Merrill had deceived investors when selling mortgage-backed securities.  June 2012 court filings in a shareholder lawsuit against Bank of America provided more documentation that bank executives knew in 2008 that the Merrill acquisition would depress Bank of America earnings for years to come but failed to provide that information to shareholders. In September 2012 Bank of America announced that it would pay $2.43 billion to settle the litigation.

Also, in August 2014 Bank of America reached a $16.65 billion settlement with the Justice Department to resolve federal and state claims relating to the practices of Merrill Lynch and Countrywide in the runup to the financial meltdown. The amount was made up of about $10 billion in cash payments and $7 billion in so-called mortgaged relief to consumers.

In December 2014 FINRA fined Merrill Lynch $4 million as part of a case against ten investment banks for allowing their stock analysts to solicit business and offer favorable research coverage in connection with a planned initial public offering of Toys R Us in 2010.

In May 2015 the Federal Reserve fined Bank of America $205 million for "unsafe and unsound" practices relating to foreign exchange markets.

In June 2016 the SEC announced that Merrill Lynch would pay $415 million to settle allegations that it misused client cash to engage in trading for the company's benefit.

In September 2016 the SEC announced that Merrill would pay a $12.5 million penalty for maintaining ineffective trading controls that failed to prevent erroneous orders from being sent to the markets and causing mini-flash crashes.

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In 2019 the company settled investor protection violations for over $33 million, and criminal charges with the Department of Justice in 2019 for anti-competitive practices for a fine of $25 million.5

The Controversial Statement of Purpose

The August 2019 issuance of the Business Roundtable’s new Statement on the Purpose of the Corporation has kicked up a cloud of confusion and controversy regarding the public and private purposes of a corporation. Numerous legal and corporate scholars argue that the Statement itself violates the fiduciary duties of directors, that it involves misleading communications, and that it unlawfully attempts to supplant shareholder primacy. For instance, an article in Fiduciary News asked outright, “Did Business Roundtable Just Break a Fiduciary Oath?”2 In this article, the author asked a question of investment advisors such as the proponent:

“What potential fiduciary liability might an investment adviser have by knowingly using client assets to purchase shares of companies whose CEOs are on record of subordinating shareholder interest?”

This same concern about subordination of investor interests was also raised by an array of respected voices on corporate governance, from the Council of Institutional Investors to Delaware law expert Charles S. Elson, in coverage by Pensions and Investments:

“In its own statement, the Council of Institutional Investors — whose pension fund, endowment and foundation members hold a collective $4 trillion in assets — warned the policy shift would diminish shareholder rights and, in the absence of new mechanisms to assure accountability of boards and management, would lead to "accountability to no one."

Long-term views and strategies are important, CII officials said in the statement, but "if 'stakeholder governance' and 'sustainability' become hiding places for poor management," the economy or pubic equity markets will suffer.

Elson, who is Chair of Corporate Governance and director of the John L. Weinberg Center for Corporate Governance at the University of Delaware, Newark, views the new Business Roundtable policy as "a mistake."

The driving force behind the new Statement appears to be a groundswell of sentiment from the public, and particularly employees, that companies must have accountability to other socially derived governing principles beyond short-term profiteering. As reported in Fortune Magazine's coverage of the BRT statement, the driver for this new initiative of BRT was widespread public and employee unrest regarding the purpose of the corporation and the need for a public mission, noting a survey of 1,026 adults which found that nearly three-quarters (72%) agree that public companies should be “mission driven” as well as focused on shareholders and customers.

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5 https://violationtracker.goodjobsfirst.org/prog.php?parent=bank-of-america&order=pen_year&sort=desc

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Today, as many Americans (64%) say that a company’s “primary purpose” should include “making the world better” as say it should include “making money for shareholders.”

But CEOs invariably say the constituency that’s truly driving their newfound social activism is their employees. Younger workers expect even more from employers on this front.…4 (Emphasis added).

Value Edge Investors has compiled responses to the Statement, collecting all manner of sources, from reader responses to top news publication commentary. For instance, it notes Fortune reader responses, like this one:

“Every CEO focuses extensively on the “needs of society” ... until they have a bad quarter.”6

And authors at the Wall Street Journal, noted:

"The Business Roundtable’s statement was a significant step in the right direction. But for those who signed—and, by extension, for all American corporations—now comes the hard part: turning this vision into something measurably meaningful."10

Conclusion

In sum, support for this resolution is warranted because:

1. Shareholders need a better understanding, along with other stakeholders, as to the procedures and principles under which the company will make trade-offs between its stakeholders in the short, medium and long-term. Among other things, shareholders need to understand where they “stand in line” among the firm’s stakeholders, with parameters to guide their expectations of how the Company views its new model of value generation and what commitments the Company can make to shareholders in the short and medium term in pursuit of this long-term value creation.

2. The Company’s stated commitment to its stakeholders is being tested in the pandemic and in the recovery that will follow. Clear principles and processes would safeguard public perception and shareholder confidence.

3. In contrast to the Statement, the currently stated “corporate purpose” of Bank of America, according to the Certificate of Incorporation, is simply to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware. The board must do its job as fiduciaries and provide greater clarity.

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The proponents urge you to vote FOR Proposal #7 on the proxy, the Shareholder Proposal Requesting Board Review of the BRT Statement of the Purpose of the Corporation and Report to Shareholders at the Bank of America Corporation Annual Meeting on April 22, 2020

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Bank of America Corporation, Proposal #7 – submitted by Harrington Investments, Inc., please contact John Harrington, Harrington Investments, Inc. at 800-788-0154 or via email at brianna@harringtoninvestments.com.

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1 How Will Companies and CEOs Meet the Challenges of Corporate Social Responsibility. Cydney Posner, Mondaq.com. December 20, 2019.

http://www.mondaq.com/unitedstates/x/878330/Shareholders/How+Will+Companies+And+CEOs+Meet+The+Challenges+Of+Corporate+Social+Responsibility

2 Christopher Carosa, “Did Business Roundtable Just Break A Fiduciary Oath?”, FiduciaryNews.com. August 27, 2019. http://fiduciarynews.com/2019/08/did-business-roundtable-just-break-a-fiduciary-oath/.

3 Hazel Bradford, “CEOs face pushback over stakeholder refocus”, Pensions and Investments, September 02, 2019. https://www.pionline.com/governance/ceos-face-pushback-over-stakeholder-refocus.

4 Alan Murray, “America’s CEOs Seek a New Purpose for the Corporation”, Fortune, August 19, 2019. https://fortune.com/longform/business-roundtable-ceos-corporations-purpose/

5 Nell Minow, “Six Reasons We Don’t Trust the New “Stakeholder” Promise from the Business Roundtable”, ValueEdge Advisors, September 2, 2019. https://corpgov.law.harvard.edu/2019/09/02/six-reasons-we-dont-trust-the-new-stakeholder-promise-from-the-business-roundtable/.

6 https://fortune.com/2019/08/20/feedback-on-the-business-roundtable-shift-ceo-daily

7 https://www.bloomberg.com/opinion/articles/2019-08-22/corporations-should-keep-their-focus-on-profit-not-on-doing-good

8 Jordan Weissman, “America’s Most Powerful CEOs Say They No Longer Only Care About Shareholder Value. Here’s How They Can Prove It.”, Slate, August 21, 2019. https://slate.com/business/2019/08/ceos-shareholder-value-investors-business-roundtable.html.

9 John Stoll, "A Reminder for CEOs Considering a Shift in Focus: Shareholders Are Still King", Wall Street Journal, Sept. 6, 2019. https://www.wsj.com/articles/a-reminder-for-ceos-considering-a-shift-in-focus-shareholders-are-still-king-11567791772.

10 Rick Wartzman and Kelly Tang, "The Business Roundtable’s Model of Capitalism Does Pay Off," Wall Street Journal, Oct. 27, 2019. https://www.wsj.com/articles/the-business-roundtables-model-of-capitalism-does-pay-off-11572228120.

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